UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93                                                Company Registry (NIRE): 353.001.861-33

ANNOUNCEMENT TO THE MARKET

LAUNCH OF ENVO, A COMPANY THAT WILL OFFER SOLUTIONS IN SOLAR GENERATION FOR RESIDENTIAL CLIENTS THAT SEEK INITIATIVES RELATED TO SUSTAINABILITY AND ECONOMY

CPFL Energia S.A. (“CPFL Energia”) hereby announces to its shareholders, investors and the market that today it is setting up a new company, Envo, to provide distributed solar power generation services to residential as well as small commercial and industrial clients. Envo broadens the portfolio of energy products and services offered by the CPFL Group to its consumers and consolidates the strategy of growth with the focus on sustainable businesses and renewable energy.

Envo will initially focus its sales efforts and operations on cities in the region of Campinas, Sorocaba, Jundiaí and surrounding areas. As such, the service will be available to cities in the interior region of São Paulo, such as Jundiaí, Sorocaba, Vinhedo, Hortolândia, Indaiatuba, Valinhos, Paulínia, Americana, Itatiba, Jaguariúna, Piracicaba, Sumaré and Pedreira, in addition to Campinas and other regions. The Company has plans to expand to other regions in the state.

CPFL Energia believes that distributed solar power generation is one of the most promising markets in Brazil’s electricity sector and its investment in this segment is in line with the CPFL Group’s efforts to generate new businesses focused on the low carbon economy, such as investments in renewable energy, energy efficiency and digitization of the electricity network, in addition to research in the field of electric mobility and storage.

According to the business model, the Company will be responsible for all stages of the project for the client. Envo’s operations will span from technical design (evaluating items such as energy consumption, structural conditions of the building, levels of solar radiation and shadows at the place), as well as the sale and installation of the complete solution, to approval of the consumer at the distributor and intermediating the installation of digital meters.

More information is available at the Envo website (www.envo.com.br).

São Paulo, May 3, 2017.

CPFL ENERGIA S.A.
Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 3, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.